As filed with the Securities and Exchange Commission on December 8, 2016

Registration No. 333-214265

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to Form S-1 REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Lonestar Resources US Inc.

(Exact name of Registrant as Specified in its Charter)

Delaware	1311	81-0874035
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

600 Bailey Avenue, Suite 200
Fort Worth, TX 76107
(817) 921-1889
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal executive Offices)

Frank D. Bracken, III
Chief Executive Officer
Lonestar Resources US Inc.
600 Bailey Avenue, Suite 200
Fort Worth, TX 76107
(817) 921-1889
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

J. Michael Chambers
David J. Miller
Latham & Watkins LLP
811 Main Street
Houston, Texas 77002
(713) 546-5400

Mark L. Jones
Allison Jones
Baker & Hostetler LLP
811 Main Street, Suite 1100
Houston, Texas 77002
(713) 751-1600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED DECEMBER 8, 2016

9,750,000 Shares



Lonestar Resources US Inc.

9,750,000 Class A Voting Common Stock

We are offering 9,750,000 shares of Class A voting common stock. Our Class A voting common stock is traded on the NASDAQ Global Select Market ("NASDAQ") under the symbol "LONE." As of December 7, 2016, the last reported sales price of our Class A voting common stock ("Class A common stock") was $7.55 per share.

In this offering, Leucadia National Corporation has agreed to purchase from the Underwriters   shares of Class A common stock at $ per share, which is the price per share paid by the public, for an aggregate purchase price of approximately $20,000,000. Certain members of our board of directors ("Board") have informed us that they intend to purchase up to, collectively, 245,000 shares (100,000 of which by the chairman of our Board, John Pinkerton) of our Class A common stock in this offering at the public offering price. However, there can be no assurance that any director may participate, and if they do, there can be no assurance as to the number of shares that a participating director may purchase.

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See "Risk Factors" and "Prospectus Summary—Emerging Growth Company."

Investing in our Class A common stock involves risks. See "Risk Factors" on page 20.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per Share	$	$	$
Total	$	$	$

(1) See "Underwriting" for information relating to certain expenses of the underwriters that we have agreed to reimburse.

Delivery of the shares of Class A common stock will be made on or about   , 2016.

To the extent that the underwriters sell more than 9,750,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 1,462,500 shares from us to cover over-allotments at the public offering price less the underwriting discount and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Seaport Global Securities   Johnson Rice & Company L.L.C.

Co-Managers

Canaccord Genuity
Cowen and Company
Northland Capital Markets
Roth Capital Partners
Wunderlich

The date of this prospectus is   , 2016.

Capital L.P., or IOG. This agreement allows for working interest level participation with IOG participating on a promoted basis for funding farm-ins. It is a wellbore only agreement that allows Lonestar to develop acreage or hold expiring acreage while maintaining some upside through a specified return hurdle earn-in and all of the upside associated with future development of offsetting wells.

- *Leverage our extensive operational expertise and concentration of our operating areas to reduce costs and enhance returns*. We are focused on continuously improving our operating measures. We intend to leverage the magnitude and concentration of our acreage within the Eagle Ford Shale in our operating areas, as well as our experience within our areas of operation to capture economies of scale, including by employing multiple-well pad drilling, and utilizing centralized production and fluid handling facilities. Our management and operating team has significant industry and operating experience, and it regularly evaluates our operating measures against those of other operators in our area in order to improve our performance and identify additional opportunities to optimize our drilling and completion techniques and make informed decisions about our capital expenditure program and drilling activity.

- *Maintain operational control over our drilling and completion operations*. We operate 100% of the Eagle Ford Shale wells in which we have a working interest and intend to maintain a high degree of operational control over substantially all of our producing locations. Moreover, we hold an average working interest of 85% in our Eagle Ford Shale leasehold. We believe this strategy allows us to manage the timing and levels of our development spending, while controlling the techniques used to drill and complete wells, as well as overall well costs and operating costs. We expect to operate the drilling and completion phase on approximately 100% of our identified drilling locations. Approximately 83% of our existing Eagle Ford net acreage that contains our Proved Reserves is HBP, and 64% of our existing Eagle Ford net acreage is HBP, and we anticipate that our current planned development program in 2016 and 2017 will be sufficient to maintain the majority of our acreage currently not HBP. We believe that continuing to exercise a high degree of control over our acreage position will provide us with flexibility to manage our drilling program and optimize our returns and profitability.

- *Maintain and enhance financial liquidity and flexibility*. We intend to use cash on hand and borrowings from our revolving credit facility, combined with our cash flow from operations, to continue executing a capital expenditure program that we believe will result in steady growth of production, cash flow and proved reserves. Upon completion of this offering and the use of proceeds therefrom we will have $5.9 million in cash and $69.6 million available under our $112 million revolving credit facility to execute on the remainder of our 2016 and our 2017 capital budgets. Furthermore, we intend to continue to employ a hedging strategy on our PDP production to achieve more predictable cash flow and to reduce our exposure to adverse fluctuations in oil, NGLs and natural gas prices. We regularly assess the futures markets for opportunities to enter into additional hedging contracts. Generally, we have entered into additional hedges when we believe that they are additive to our borrowing base and/or lock-in rates of return which exceed our hurdle rates. Based on our 2017 drilling plans, current NYMEX strip oil and gas prices and our current hedge positions, we expect cash flow from operations to cover 70% to 80% of our 2017 budget. Further, we have strived to enter into unique and strategically effective arrangements to reduce our outstanding indebtedness and improve our financial liquidity. See "Recent Developments." We intend to continue to seek out such opportunity to improve our balance sheet and financial flexibility.

- *Optimize our current position and maximize cost-saving opportunities in response to oil price declines*. We have moderated our drilling activity plans for 2016 in response to oil price declines that began in late 2014, and our revised plan is to complete 8 gross (6.7 net) wells in 2016. We believe that we are in a good position to be flexible due to our financial position, a $100 million joint development agreement entered into with IOG in July 2015, the absence of material drilling obligations and strong operational capabilities. We estimate production will be between 6,000 to 6,300 Boe/d in 2016, including the impact from asset sales.

“Exchange Act”). Following the effectiveness of the registration statement and in connection with the completion of the Reorganization, the ordinary shares of our Predecessor were delisted from the ASX, and our Class A common stock was listed on the NASDAQ Global Select market (“NASDAQ”).

Organizational Structure

The following diagram indicates our simplified ownership structure immediately following this offering (assuming the purchase of $20,000,000 million of shares by Leucadia National Corporation based on the last reported sales price on NASDAQ on December 7, 2016, and assuming the option to purchase additional shares is not exercised by the underwriters):



10,448,472 Public Class A common stock
EFR Guernsey Holding Limited
4,174,259 Class A common stock
Leucadia National Corporation
3,149,284 Class A common stock
59%
23%
18%
Lonestar Resources US Inc. (NASDAQ: LONE)
100%
Lonestar Resources, Ltd. (Predecessor)
100%
Lonestar Resources America, Inc. (LRAI)
100%
Operating Subsidiaries

The Offering

Issuer   Lonestar Resources US Inc.

Common stock offered by us   9,750,000 shares of our Class A common stock.

                                            In this offering, Leucadia National Corporation has agreed to purchase from the Underwriters   shares of Class A common stock at $ per share, which is the price per share paid by the public, for an aggregate purchase price of approximately $20,000,000.

Common stock outstanding after this
offering   shares of Class A common stock.

Option to purchase additional shares   We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,462,500 additional shares of our Class A common stock to cover over-allotments, to the extent the underwriters sell more than 9,750,000 shares of Class A common stock in this offering.

Use of proceeds   We expect to receive approximately $68.4 million of net proceeds from the offering, after deducting underwriting discounts and estimated offering expenses (or approximately $78.8 million if the underwriters' option to purchase additional shares is exercised in full.

                                            We intend to use a portion of the net proceeds from this offering to repay Seaport Global in connection with the Facilitation Agreement, reduce amounts drawn under our revolving credit facility and redeem a portion of our outstanding Second Lien Notes. We intend to use any remaining proceeds for general corporate purposes. Please read "Use of Proceeds" and "Underwriting—Other Relationships."

Dividend policy   We do not anticipate paying any cash dividends on our Class A common stock. In addition, our revolving credit facility places certain restrictions on our ability to pay cash dividends. Please read "Dividend Policy."

Listing and trading symbol   Our Class A common stock is traded on NASDAQ under the symbol "LONE."

Risk factors   You should carefully read and consider the information set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

Certain members of our board of directors have informed us that they intend to purchase up to, collectively, 245,000 shares (100,000 of which by the chairman of our board, John Pinkerton) of our Class A common stock in this offering at the public offering price.

Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Certain of our oil producing properties are located on the Fort Peck Reservation, making us vulnerable to risks associated with tribal sovereignty laws and regulations pertaining to the operation of oil and gas properties on Native American tribal lands.

Certain of our oil and natural gas properties are located on the Fort Peck Reservation in Montana, or the "Reservation." Operation of oil and natural gas interests on Native American tribal lands presents unique considerations and complexities that arise from the fact that Native American tribes are "dependent" sovereign nations located within states but are subject only to tribal laws and treaties with, and the laws and Constitution of, the United States. This creates an overlay of three jurisdictional regimes—Native American, federal and state. These considerations and complexities could impact various aspects of our operations, including real property considerations, permitting, employment practices, environmental matters and taxes.

Furthermore, because tribal property is considered to be held in trust by the federal government, before we can take actions such as drilling, pipeline installation or similar actions, we are required to obtain approvals from various federal agencies, including the Bureau of Indian Affairs and the Bureau of Land Management. We are also required to obtain approvals from the tribe for surface use access on certain of our properties. Gaining these approvals could result in delays in implementation of, or otherwise prevent us from implementing, our development program.


Risks Related to our Class A Common Stock


Our stockholders will experience immediate and substantial dilution of their ownership in our company as a result of this offering, which may have a material adverse effect on the market price of our Class A common stock.

As of December 8, 2016, we had 8,022,015 shares of our Class A common stock issued and outstanding. Following the completion of this offering, assuming the issuance of 9,750,000 additional shares, we will have 17,772,015 shares of our Class A common stock outstanding, or, if the underwriters' option to purchase 1,462,500 additional shares is exercised, 19,234,515 shares outstanding. As a result of this offering, our stockholders will experience immediate and substantial dilution of their ownership in our company. This may have a material adverse effect on the market price of our Class A common stock.

Future sales of our common stock in the public market could reduce our Class A common stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of Class A common stock in subsequent public offerings. We may also issue additional shares of Class A common stock or convertible securities. After the completion of this offering, we will have outstanding 17,772,015 shares of Class A common stock. This number includes 11,212,500 shares that we may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares, EFR Guernsey will own 4,174,259 shares of our Class

A common stock, or approximately 23% of our total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in "Underwriting," but may be sold into the market in the future. Certain of our other existing stockholders are party to a registration rights agreement with us which will require us to effect the registration of their shares (and shares of certain of their affiliates) in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. Please see "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Related Transactions."

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, all of our directors and certain of our executive officers have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 90 days following the date of this prospectus. Seaport Global Securities LLC, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See "Underwriting" for more information on these agreements. If any restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act of 1933, as amended (the "Securities Act") or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

The market price and trading volume of our Class A common stock may be volatile and may be affected by economic conditions beyond our control.

The market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. The market prices of securities of oil and gas exploration and production companies have often experienced fluctuations that have been unrelated or disproportionate to the operating results of these companies. In addition, the trading volume of our Class A common stock may fluctuate and cause significant price variations to occur. If the market price of our Class A common stock declines significantly, you may be unable to resell your shares at or above the purchase price, if at all. We cannot assure you that the market price of our shares will not fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of our Class A common stock or result in fluctuations in their price and trading volume include:

- actual or expected fluctuations in our operating results;

- actual or expected changes in our growth rates or our competitors' growth rates;

- changes in commodity prices for hydrocarbons we produce;

- changes in market valuations of similar companies;

- changes in our key personnel;

- potential acquisitions and divestitures;

- changes in financial estimates or recommendations by securities analysts;

USE OF PROCEEDS

Based on our last reported sales price on NASDAQ on December 7, 2016, we expect to receive approximately $68.4 million of net proceeds from the sale of 9,750,000 shares of Class A common stock offered by us (or approximately $78.8 million if the underwriters exercise in full the option to purchase 1,462,500 additional shares of Class A common stock), in each case, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to repay Seaport Global in connection with the Facilitation Agreement (see "Underwriting—Other Relationships"), reduce amounts drawn under our revolving credit facility and redeem a portion of our outstanding Second Lien Notes pursuant to the Securities Purchase Agreement. We intend to use any remaining proceeds for general corporate purposes.

Our revolving credit facility matures on October 16, 2018 and bore interest at an average rate of approximately 3.75% for the three months ended September 30, 2016. We had $94.5 million outstanding under our revolving credit facility as of September 30, 2016. The borrowings were primarily incurred to fund ongoing operations. Amounts repaid under the revolving credit facility, if any, may be re-borrowed, subject to the terms of our revolving credit facility.

The Second Lien Notes mature on the earlier of (i) August 2, 2021 and (ii) February 28, 2019, if, prior to such date, we have not refinanced all of our outstanding 8.750% Senior Notes. As of September 30, 2016, there was $38 million outstanding in principal amount of Second Lien Notes, which bear interest at a rate of 12.00% per year. The proceeds from the issuances of Second Lien Notes were used to fund repurchases of 8.750% Senior Notes.

The gap financing provided by Seaport Global pursuant to the Facilitation Agreement bore interest at 5% and the proceeds therefrom were used to fund repurchases of 8.750% Senior Notes.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2016:

- on an actual basis: and

- as adjusted to give effect to the sale of 9,750,000 shares of our Class A common stock in this offering at an assumed offering price of $7.55 per share, which was the last reported sales price of our Class A common stock on NASDAQ on December 7, 2016, and the application of the net proceeds from this offering as set forth under "Use of Proceeds."

	As of September 30, 2016 Actual	As Adjusted
Cash and cash equivalents	$ 5,990	$ 5,990
Debt:		
Revolving Credit Facility(1)	94,500	42,383
Second Lien Notes	38,000	23,902
Gap Financing(2)	2,166	—
8.750% Senior Notes	151,848	151,848
Total Debt	286,514	218,133
Stockholders' equity		
Common stock, $0.001 par value, 15,000,000(3) shares authorized, 8,022,015 shares issued and outstanding actual; and 100,000,000(4) shares authorized, 17,772,015 shares issued and outstanding as adjusted	142,638	142,648
Additional paid-in capital	15,303	83,674
Accumulated other comprehensive loss	—	—
Retained (deficit) earnings	(4,583)	(4,583)
Total stockholders' equity	153,358	221,739
Total capitalization	$439,872	$439,872

(1) We reduced borrowings outstanding under our revolving credit facility with the net proceeds from the offering.
(2) Reflects amount of gap financing provided by Seaport Global as described under "Prospectus Summary—Recent Developments—Deleveraging Initiative—Repurchase Facilitation Agreement."
(3) Does not give effect to the expected filing of our Charter Amendment, which will increase the number of shares of our common stock authorized for issuance to 100,000,000 shares.
(4) Gives effect to the filing of our Charter Amendment.

MARKET PRICE OF OUR CLASS A COMMON STOCK

Our Class A common stock is listed on NASDAQ under the ticker symbol "LONE" and began trading on July 5, 2016. The following table sets forth, for the periods indicated, the high and low sales prices per common share as reported on NASDAQ:

Period:	High	Low
Third Quarter 2016 (beginning July 5, 2016)	$16.00	$5.99
Fourth Quarter 2016 (through December 7, 2016)	$10.51	$7.21

As of September 30, 2016, we had approximately 1,612 stockholders of record for our Class A common stock. This number excludes owners for whom Class A common stock may be held in "street" name.

As of September 30, 2016, we had one stockholder of record for our Class B common stock.

Net Cash Used In Investing Activities. Net cash used in investing activities decreased $59.5 million from $85.0 million in the nine months ended September 30, 2015 to $25.5 million in the nine months ended September 30, 2016. This decrease is primarily due to (i) a $3.9 million decrease in the acquisition of oil and gas properties and (ii) a $52.9 million decrease in the development of oil and gas properties.

Net Cash Provided By Financing Activities. Net cash provided by (used in) financing activities decreased $20.5 million from $30.0 million provided in the nine months ended September 30, 2015 to $9.5 million provided in the nine months ended September 30, 2016. The decrease was due to payments on bank borrowings exceeding the proceeds from such bank borrowings by $19.8 million in the nine months ended September 30, 2016. During the nine months ended September 30, 2016 the Company reported borrowings of $64.3 million.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2016.

($ in thousands)	Total	Payments due by period			
		Less than 1 year	1 - 2 years	3 - 5 years	More than 5 years
Revolving credit facility(1)	$ 94,500	$ —	$ —	$ 94,500	$ —
8.750% Senior Notes	151,848	—	—	151,848	—
Interest on 8.750% Senior Notes	39,861	13,287	13,287	13,287	—
Second Lien Notes	38,000	—	—	—	38,000
Gap Financing(2)	2,166	2,166	—	—	—
Interest on Second Lien Notes	23,365	4,808	4,808	9,615	4,134
Office Lease	2,192	488	410	852	442
Total	$351,932	$20,749	$18,505	$270,102	$42,576

(1) These amounts do not include any estimated interest on these borrowings, because our borrowings have short-term interest periods, and we are unable to determine what our borrowing costs may be in future periods.

(2) Reflects amount of "gap financing" provided by Seaport Global as described under "Prospectus Summary—Recent Developments—Deleveraging Initiative—Repurchase Facilitation Agreement."

Capital Expenditures

Historical capital expenditures

The table below summarizes our capital expenditures incurred for the nine months ended September 30, 2016 and years ended December 31, 2014 and 2015.

($ in thousands)	Nine Months Ended September 30, 2016 (unaudited)	Year ended December 31,	
		2015	2014
Acquisitions of oil and gas properties	3,115	8,723	70,978
Development of oil and gas properties	24,856	85,458	164,181
Purchase of other property and equipment	202	337	1,086
Total Capital Expenditures	$28,173	$94,519	$236,245

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to a variety of financial market risks including interest rate, commodity prices, foreign exchange and liquidity risk. Our risk management focuses on the volatility of commodity markets and protecting

- *Pursue strategic acquisitions, organic leasing and other structures to continue to develop and grow our production and leasehold position.* We believe that we will be able to continue to identify and acquire additional acreage and producing assets in the Eagle Ford Shale. By leveraging our longstanding relationships in this area, we intend to expand our Eagle Ford shale acreage. We have increased our Eagle Ford Shale net acres by over nine times from 3,710 net acres in 2011 to 36,785 net acres as of September 30, 2016. We also intend to continue to find creative ways to fund our continued development while maintaining financial discipline and seeking to maximize returns from our projects. We have successfully used farm-ins and drilling commitments as means of adding prospective Eagle Ford Shale acreage by committing to drilling activity as opposed to deploying capital with lease acquisition costs. We also have a track record of executing on this strategy through our Joint Development Agreement with IOG Capital L.P., or IOG. This agreement allows for working interest level participation with IOG participating on a promoted basis for funding farm-ins. It is a wellbore only agreement that allows Lonestar to develop acreage or hold expiring acreage while maintaining some upside through a specified return hurdle earn-in and all of the upside associated with future development of offsetting wells.

- *Leverage our extensive operational expertise and concentration of our operating areas to reduce costs and enhance returns.* We are focused on continuously improving our operating measures. We intend to leverage the magnitude and concentration of our acreage within the Eagle Ford Shale in our operating areas, as well as our experience within our areas of operation to capture economies of scale, including by employing multiple-well pad drilling, and utilizing centralized production and fluid handling facilities. Our management and operating team has significant industry and operating experience, and it regularly evaluates our operating measures against those of other operators in our area in order to improve our performance and identify additional opportunities to optimize our drilling and completion techniques and make informed decisions about our capital expenditure program and drilling activity.

- *Maintain operational control over our drilling and completion operations.* We operate 100% of the Eagle Ford Shale wells in which we have a working interest and intend to maintain a high degree of operational control over substantially all of our producing locations. Moreover, we hold an average working interest of 85% in our Eagle Ford Shale leasehold. We believe this strategy allows us to manage the timing and levels of our development spending, while controlling the techniques used to drill and complete wells, as well as overall well costs and operating costs. We expect to operate the drilling and completion phase on approximately 100% of our identified drilling locations. Approximately 83% of our existing Eagle Ford net acreage that contains our Proved Reserves is HBP, and 64% of our existing Eagle Ford net acreage is HBP, and we anticipate that our current planned development program in 2016 and 2017 will be sufficient to maintain the majority of our acreage currently not HBP. We believe that continuing to exercise a high degree of control over our acreage position will provide us with flexibility to manage our drilling program and optimize our returns and profitability.

- *Maintain and enhance financial liquidity and flexibility.* We intend to use cash on hand and borrowings from our revolving credit facility, combined with our cash flow from operations, to continue executing a capital expenditure program that we believe will result in steady growth of production, cash flow and proved reserves. Upon completion of this offering and the use of proceeds therefrom we will have $5.9 million in cash and $69.6 million available under our $112 million revolving credit facility to execute on the remainder of our 2016 and our 2017 capital budgets. Furthermore, we intend to continue to employ a hedging strategy on our PDP production to achieve more predictable cash flow and to reduce our exposure to adverse fluctuations in oil, NGLs and natural gas prices. We regularly assess the futures markets for opportunities to enter into additional hedging contracts. Generally, we have entered into additional hedges when we believe that they are additive to our borrowing base and/or lock-in rates of return which exceed our hurdle rates. Based on our 2017 drilling plans, current NYMEX strip oil and gas prices and our current hedge positions, we expect cash flow from operations to cover 70% to 80% of our 2017 budget. Further, we have strived to enter into

SHARES ELIGIBLE FOR FUTURE SALE

Our Class A common stock currently trades on NASDAQ. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, some shares will not be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, together with our Class A common stock issued prior to this offering, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Upon the closing of this offering, we will have outstanding an aggregate of 17,772,015 shares of Class A common stock. Of these shares, all of the 9,750,000 shares of Class A common stock (or 11,212,500 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least sixth months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through NASDAQ during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Lock-up Agreements

We, all of our directors and officers and certain of our principal stockholders have agreed not to sell any Class A common stock for a period of 90 days from the date of this prospectus, subject to certain exceptions and extensions. See "Underwriting" for a description of these lock-up provisions.

Registration Rights Agreements

We have entered into a Registration Rights Agreement, dated as of August 2, 2016, with Leucadia and Juneau. Pursuant to the Registration Rights Agreement, we have agreed to register for resale certain restricted shares of Class A common stock issued or issuable to, including those issuable upon exercise of our Warrants. We have agreed to file a registration statement providing for resale of such shares no later than the earlier of (i) the one year anniversary of the consummation of a registered public offering and (ii) 30 days after the date we first become eligible to file a registration statement on Form S-3. We have also granted Leucadia and Juneau certain piggyback and demand registration rights.

On October 26, 2016, we entered into a Registration Rights Agreement with EF Realisation, pursuant to which we agreed to register for resale Class A common stock held by EF Realisation. We have agreed to file a registration statement providing for the resale of Class A common stock held by EF Realisation no later than the earlier of (i) October 26, 2017, and (ii) 30 days after the date we first become eligible to file a registration statement on Form S-3. We have also granted EF Realisation certain piggyback and demand registration rights.

UNDERWRITING

Overview

We have entered into an underwriting agreement with the underwriters named below. Seaport Global Securities LLC is acting as the representative of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of our Class A common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of Class A common stock set forth opposite its name below:

Underwriters	Number of Shares
Seaport Global Securities LLC	
Johnson Rice & Company L.L.C.	
Canaccord Genuity Inc.	
Cowen and Company, LLC	
Northland Securities, Inc.	
Roth Capital Partners, LLC	
Wunderlich Securities, Inc.	
Total	9,750,000

The underwriters have agreed, severally and not jointly, to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below), subject to certain customary conditions. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters have advised us that they currently intend to make a market in the Class A common stock. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for our Class A common stock. The underwriters are offering shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

We expect that delivery of the shares of Class A common stock will be made, against payment therefor, to purchasers on or about December 22, 2016 (the "Extended Settlement Date"), which will be the fourth business day following the pricing of such shares. Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the purchasers expressly agree otherwise. Purchasers of such shares of Class A common stock expressly agree to such Extended Settlement Date in connection with this offering. Accordingly, any purchasers, who wish to trade shares of Class A common stock prior to the delivery of such shares hereunder, (i) will be required to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement and (ii) should consult their own advisors with respect to conducting such trade.

The shares should be ready for delivery on or about December 22, 2016, against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representative has advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representative may offer some of the shares to other securities dealers at such price less a concession of $ per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $ per share to other dealers. After the shares are released for sale to the public, the representative may change the offering price and other selling terms at various times.

Commission and Expenses

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

	Per Share		Total	
	---	---	---	---
	Without Option to Purchase Additional Shares	**With Option to Purchase Additional Shares**	**Without Option to Purchase Additional Shares**	**With Option to Purchase Additional Shares**
Public offering price				
Underwriting discounts and commissions paid by us				
Proceeds to us, before expenses				

In this offering, Leucadia National Corporation has agreed to purchase from the Underwriters   shares of Class A common stock at $ per share, which is the price per share paid by the public.

We estimate that our total expenses of the offering, excluding the underwriting discount, will be $1.1 million, which includes up to $200,000 in reimbursements to the underwriters for reasonable out of pocket fees, disbursements and other charges of counsel actually incurred by the underwriters and any third-party due diligence expenses, data, research and courier services.

Certain members of our board of directors have informed us that they intend to purchase up to, collectively, 245,000 shares (100,000 of which by the chairman of our board, John Pinkerton) of our Class A common stock in this offering at the public offering price.

Option to Purchase Additional Shares

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 1,462,5000 additional shares from us to cover overallotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be approximately $84.7 million and the total proceeds to us will be approximately $78.8 million. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

Listing

Our Class A common stock is quoted on NASDAQ under the trading symbol "LONE".

No Sales of Similar Securities

We, along with certain of our executive officers and all of our directors, have agreed with the underwriters that, subject to certain exceptions, for a period of 90 days following the date of the underwriting agreement, we or they will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into, exercisable or exchangeable for or that represent the right to receive our Class A common stock (including without limitation, Class A common stock which may be deemed to be beneficially owned by such director, executive officer or security holder in accordance with rules and regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant) whether owned or later acquired, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of



Lonestar Resources US Inc.

9,750,000 Shares of Class A Common Stock

Prospectus

, 2016

Joint Book-Running Managers

Seaport Global Securities **Johnson Rice & Company L.L.C.**

Co-Managers

Canaccord Genuity

Cowen and Company

Northland Capital Markets

Roth Capital Partners

Wunderlich

Dealer Prospectus Delivery Obligation

Until (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on the 8th day of December, 2016.

Lonestar Resources US Inc.

/s/ Frank D. Bracken, III
Name: Frank D. Bracken, III
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date
/s/ Frank D. Bracken, III Frank D. Bracken, III	Chief Executive Officer and Director (Principal Executive Officer)	December 8, 2016
* Douglas W. Banister	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 8, 2016
* John Pinkerton	Chairman	December 8, 2016
* Daniel R. Lockwood	Director	December 8, 2016
* Dr. Christopher Rowland	Director	December 8, 2016
* Robert Scott	Director	December 8, 2016
* Bernard Lambilliotte	Director	December 8, 2016
* Henry B. Ellis	Director	December 8, 2016
* Mitchell Wells	Director	December 8, 2016
* John H. Murray	Director	December 8, 2016

*By: /s/ Frank D. Bracken, III
Frank D. Bracken, III
Attorney-in-fact



Tel: 214-969-7007
Fax: 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Exhibit 23.1

<u>CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated April 21, 2016, relating to the consolidated financial statements of Lonestar Resources Limited, which is contained herein.

We also consent to the reference to us under the heading "Experts" in the Prospectus.

/s/ BDO USA, LLP
Dallas, Texas

December 8, 2016

W.D. Von Gonten&Co.
Petroleum Engineering | 10496 Old Katy Road, Suite 200 Houston, Texas 77043 | t 713.224.6333 f 713.224.6330 www.wdvgco.com

Exhibit 23.2

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use in this registration statement on Form S-1, including any amendments thereto, related appendices, exhibits and financial statements (the "Registration Statement"), for Lonestar Resources US Inc. of information from, and the inclusion of, our reports dated February 22, 2016, January 29, 2015 and March 22, 2014, with respect to estimates of reserves and future cash flows of Lonestar Resources, Inc. as of December 31, 2015, December 31, 2014 and December 31, 2013, respectively.

We further consent to all references to our firm as experts in the Registration Statement.

W.D. VON GONTEN & CO.
State of Texas Registration Number F-1855

/s/ W.D. VON GONTEN & CO.

Houston, Texas
December 8, 2016



Exhibit 23.3

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use in this registration statement on Form S-1, including any amendments thereto, related appendices, exhibits and financial statements (the "Registration Statement"), for Lonestar Resources US Inc. of information from, and the inclusion of, our reports dated January 15, 2016, January 30, 2015 and January 28, 2014, with respect to the estimates of reserves and future cash flows of Amadeus Petroleum, Inc. as of December 31, 2015, December 31, 2014 and December 31, 2013, respectively.

We further consent to all references to our firm as experts in the Registration Statement.

LAROCHE PETROLEUM CONSULTANTS, LTD.
State of Texas Registration Number F-1360

/s/ William M. Kazmann
William M. Kazmann
Partner

Dallas, Texas
December 8, 2016

2435 N Central Expressway, Suite 1500 ● Dallas TX 75080 ● Phone (214) 363-3337 ● Fax (214) 363-1608